Exhibit 99.3

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the third quarter ended

September 30, 2020

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

(in thousands of Canadian dollars)		As at	As at
		September 30,	December 31,
	Note	2020	2019
Assets
Cash and cash equivalents		371,923	—
Trade and other receivables		633,476	587,370
Inventoried supplies		10,859	13,844
Current taxes recoverable		—	17,158
Prepaid expenses		40,945	36,077
Derivative financial instruments	22	—	39
Assets held for sale		5,572	4,625
Other assets	11	—	24,814

Current assets		1,062,775	683,927

Property and equipment	8	1,398,624	1,461,707
Right-of-use assets	9	433,194	434,017
Intangible assets	10	2,004,977	1,954,902
Other assets	11	8,463	11,241
Deferred tax assets		12,100	11,461

Non-current assets		3,857,358	3,873,328

Total assets		4,920,133	4,557,255

Liabilities
Bank indebtedness		—	3,801
Trade and other payables		502,807	443,468
Current taxes payable		28,512	6,050
Provisions	14	20,219	23,721
Other financial liabilities		2,326	2,654
Derivative financial instruments	22	2,327	843
Long-term debt	12	242,682	53,647
Lease liabilities	13	109,731	99,133

Current liabilities		908,604	633,317

Long-term debt	12	1,036,271	1,691,040
Lease liabilities	13	348,595	362,709
Employee benefits		18,616	18,585
Provisions	14	40,049	29,251
Other financial liabilities		6,783	3,649
Derivative financial instruments	22	2,327	888
Deferred tax liabilities		308,102	312,127

Non-current liabilities		1,760,743	2,418,249

Total liabilities		2,669,347	3,051,566

Equity
Share capital	15	1,260,646	680,233
Contributed surplus		22,054	21,063
Accumulated other comprehensive income		37,858	24,473
Retained earnings		930,228	779,920

Equity attributable to owners of the Company		2,250,786	1,505,689

Contingencies, letters of credit and other commitments	23

Total liabilities and equity		4,920,133	4,557,255

The notes on pages 6 to 28 are an integral part of these condensed consolidated interim financial statements.

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
	Note	Sept. 30, 2020	Sept. 30, 2019*	Sept. 30, 2020	Sept. 30, 2019*
Revenue		1,155,035	1,165,820	3,292,975	3,447,153
Fuel surcharge		92,126	138,945	300,885	426,224

Total revenue		1,247,161	1,304,765	3,593,860	3,873,377

Materials and services expenses	18	660,776	711,973	1,911,751	2,113,864
Personnel expenses	19	289,300	324,083	868,198	978,938
Other operating expenses		46,433	53,272	138,601	151,346
Depreciation of property and equipment		56,377	56,576	171,536	164,766
Depreciation of right-of-use assets		26,733	26,362	79,661	76,822
Amortization of intangible assets		15,842	16,799	46,818	49,087
Bargain purchase gain	5	—	—	(5,584)	(10,787)
Gain on sale of rolling stock and equipment		(1,494)	(6,121)	(8,159)	(15,521)
Gain on derecognition of right-of-use assets		(184)	(69)	(1,488)	(762)
(Gain) loss on sale of land and building		—	(2)	2	(2)
Gain on sale of assets held for sale		(2,594)	(10,057)	(13,378)	(20,228)

Total operating expenses		1,091,189	1,172,816	3,187,958	3,487,523

Operating income		155,972	131,949	405,902	385,854

Finance (income) costs
Finance income	20	(963)	(728)	(3,129)	(2,183)
Finance costs	20	16,354	21,948	55,291	64,006

Net finance costs		15,391	21,220	52,162	61,823

Income before income tax		140,581	110,729	353,740	324,031
Income tax expense	21	29,920	28,088	97,664	76,098

Net income from continuing operations		110,661	82,641	256,076	247,933
Net loss from discontinued operations	6	—	—	—	(12,478)

Net income for the period attributable to owners of the Company		110,661	82,641	256,076	235,455

Earnings per share attributable to owners of the Company
Basic earnings per share	16	1.22	1.00	2.92	2.80
Diluted earnings per share	16	1.19	0.98	2.87	2.74

Earnings per share from continuing operations attributable to owners of the Company
Basic earnings per share	16	1.22	1.00	2.92	2.95
Diluted earnings per share	16	1.19	0.98	2.87	2.88

(*)	Recasted for changes in presentation (see note 20)

The notes on pages 6 to 28 are an integral part of these condensed consolidated interim financial statements.

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(UNAUDITED)

(In thousands of Canadian dollars)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2020	Sept. 30, 2019	Sept. 30, 2020	Sept. 30, 2019
Net income for the period attributable to owners of the Company	110,661	82,641	256,076	235,455

Other comprehensive (loss) income
Items that may be reclassified to income or loss in future periods:
Foreign currency translation differences	(28,115)	14,821	29,471	(37,056)
Net investment hedge, net of tax	8,355	(2,954)	(12,744)	9,494
Cash flow hedge, net of tax	374	(1,810)	(3,342)	(9,612)
Items directly reclassified to retained earnings:
Unrealized gain on investment in equity securities measured at fair value through OCI, net of tax	—	—	—	1,326

Other comprehensive (loss) income for the period, net of tax	(19,386)	10,057	13,385	(35,848)

Total comprehensive income for the period attributable to owners of the Company	91,275	92,698	269,461	199,607

The notes on pages 6 to 28 are an integral part of these condensed consolidated interim financial statements.

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
PERIODS ENDED SEPTEMBER 30, 2020 AND 2019 - (UNAUDITED)

(In thousands of Canadian dollars)						Accumulated
				Accumulated		foreign	Accumulated
				unrealized		currency	unrealized		Total equity
				loss on	Accumulated	translation	loss on		attributable
				employee	cash flow	differences	investment in		to owners
		Share	Contributed	benefit	hedge	and net	equity	Retained	of the
	Note	capital	surplus	plans	gain (loss)	investment hedge	securities	earnings	Company
Balance as at December 31, 2019		680,233	21,063	(486)	375	24,584	—	779,920	1,505,689

Net income for the period		—	—	—	—	—	—	256,076	256,076
Other comprehensive (loss) income for the period, net of tax		—	—	—	(3,342)	16,727	—	—	13,385

Total comprehensive (loss) income for the period		—	—	—	(3,342)	16,727	—	256,076	269,461

Share-based payment transactions	17	—	7,063	—	—	—	—	—	7,063
Stock options exercised	15, 17	34,001	(6,046)	—	—	—	—	—	27,955
Issuance of shares	15	563,080	—	—	—	—	—	—	563,080
Dividends to owners of the Company		—	—	—	—	—	—	(69,780)	(69,780)
Repurchase of own shares	15	(16,681)	—	—	—	—	—	(35,959)	(52,640)
Net settlement of restricted share units	15, 17	13	(26)	—	—	—	—	(29)	(42)

Total transactions with owners, recorded directly in equity		580,413	991	—	—	—	—	(105,768)	475,636

Balance as at September 30, 2020		1,260,646	22,054	(486)	(2,967)	41,311	—	930,228	2,250,786

Balance as at December 31, 2018		704,510	20,448	(528)	10,210	60,971	(5,863)	787,106	1,576,854

Adjustment on initial application of IFRS 16		—	—	—	—	—	—	(25,678)	(25,678)

Net income for the period		—	—	—	—	—	—	235,455	235,455
Other comprehensive (loss) income for the period, net of tax		—	—	—	(9,612)	(27,562)	1,326	—	(35,848)
Realized loss on equity securities, net of tax		—	—	—	—	—	4,537	(4,537)	—

Total comprehensive (loss) income for the period		—	—	—	(9,612)	(27,562)	5,863	230,918	199,607

Share-based payment transactions	17	—	6,286	—	—	—	—	—	6,286
Stock options exercised	15, 17	19,992	(4,521)	—	—	—	—	—	15,471
Dividends to owners of the Company		—	—	—	—	—	—	(59,972)	(59,972)
Repurchase of own shares	15	(46,633)	—	—	—	—	—	(178,926)	(225,559)
Net settlement of restricted share units	15, 17	44	(69)	—	—	—	—	(86)	(111)

Total transactions with owners, recorded directly in equity		(26,597)	1,696	—	—	—	—	(238,984)	(263,885)

Balance as at September 30, 2019		677,913	22,144	(528)	598	33,409	—	753,362	1,486,898

The notes on pages 6 to 28 are an integral part of these condensed consolidated interim financial statements.

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of Canadian dollars)	Three months	Three months	Nine months	Nine months
ended	ended	ended	ended
Note	Sept. 30, 2020	Sept. 30, 2019*	Sept. 30, 2020	Sept. 30, 2019*
Cash flows from operating activities
Net income for the period attributable to owners of the Company	110,661	82,641	256,076	235,455
Net loss from discontinued operations	—	—	—	(12,478)

Net income from continuing operations	110,661	82,641	256,076	247,933
Adjustments for :
Depreciation of property and equipment	56,377	56,576	171,536	164,766
Depreciation of right-of-use assets	26,733	26,362	79,661	76,822
Amortization of intangible assets	15,842	16,799	46,818	49,087
Share-based payment transactions	2,555	2,016	7,063	6,286
Net finance costs	15,391	21,220	52,162	61,823
Income tax expense	29,920	28,088	97,664	76,098
Bargain purchase gain	—	—	(5,584)	(10,787)
Gain on sale of property and equipment	(1,494)	(6,123)	(8,157)	(15,523)
Gain on derecognition of right-of-use assets	(184)	(69)	(1,488)	(762)
Gain on sale of assets held for sale	(2,594)	(10,057)	(13,378)	(20,228)
Provisions and employee benefits	7,131	7,693	5,449	5,584

260,338	225,146	687,822	641,099
Net change in non-cash operating working capital	7	3,914	3,552	42,194	11,422

Cash generated from operating activities	264,252	228,698	730,016	652,521
Interest paid	(18,165)	(22,508)	(53,592)	(64,495)
Income tax paid	(56,489)	(19,128)	(67,214)	(98,910)

Net cash from continuing operating activities	189,598	187,062	609,210	489,116

Net cash used in discontinued operating activities	—	—	—	(14,461)

Net cash from operating activities	189,598	187,062	609,210	474,655

Cash flows from investing activities
Purchases of property and equipment	(50,505)	(103,346)	(111,052)	(224,003)
Proceeds from sale of property and equipment	13,446	27,435	38,063	67,742
Proceeds from sale of assets held for sale	8,277	15,974	24,977	34,688
Purchases of intangible assets	(275)	(1,146)	(1,765)	(3,398)
Proceeds from sale of intangible assets	—	—	—	269
Business combinations, net of cash acquired	(38,204)	(20,135)	(112,874)	(200,772)
Purchases of investments	—	(787)	—	(787)
Proceeds from sale of investments	—	—	—	2,426
Proceeds from collection of promissory notes	—	—	25,000	—
Others	391	(324)	4,021	(565)

Net cash used in continuing investing activities	(66,870)	(82,329)	(133,630)	(324,400)

Cash flows from financing activities
Increase (decrease) in bank indebtedness	3,799	(9,704)	(1,450)	(8,775)
Proceeds from long-term debt	8,104	24,074	25,805	329,042
Net repayment of long-term debt	(11,378)	(11,529)	(521,573)	(123,850)
Repayment of lease liability	(28,227)	(25,613)	(81,392)	(73,360)
Increase (decrease) in other financial liabilities	2,940	(48)	3,283	(2,070)
Dividends paid	(22,849)	(20,035)	(66,683)	(61,043)
Repurchase of own shares	—	(64,148)	(52,640)	(225,559)
Proceeds from the issuance of common shares, net of expenses	274,605	—	563,080	—
Proceeds from exercise of stock options	10,118	2,337	27,955	15,471
Repurchase of own shares for restricted share unit settlement	(42)	(67)	(42)	(111)

Net cash from (used in) continuing financing activities	237,070	(104,733)	(103,657)	(150,255)

Net change in cash and cash equivalents	359,798	—	371,923	—
Cash and cash equivalents, beginning of period	12,125	—	—	—

Cash and cash equivalents, end of period	371,923	—	371,923	—

(*)	Recasted for changes in presentation (see note 20)

The notes on pages 6 to 28 are an integral part of these condensed consolidated interim financial statements.

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2020 AND 2019 - (UNAUDITED)

1.	Reporting entity

TFI International Inc. (the “Company”) is incorporated under the Canada Business Corporations Act, and is a company domiciled in Canada. The address of the Company’s registered office is 8801 Trans-Canada Highway, Suite 500, Montreal, Quebec, H4S 1Z6.

The condensed consolidated interim financial statements of the Company as at and for the three and nine months ended September 30, 2020 and 2019 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

The Group is involved in the provision of transportation and logistics services across the United States, Canada and Mexico.

2.	Basis of preparation

a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Group.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on October 22, 2020.

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	investment in equity securities, derivative financial instruments and contingent considerations are measured at fair value;

•	liabilities for cash-settled share-based payment arrangements are measured at fair value in accordance with IFRS 2;

•	the defined benefit pension plan liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets; and

•	assets and liabilities acquired in business combinations are measured at fair value at acquisition date.

c)	Seasonality of interim operations

The activities conducted by the Group are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter being generally the weakest in terms of demand. Furthermore, during the harsh winter months, fuel consumption and maintenance costs tend to rise. Consequently, the results of operations for the interim period are not necessarily indicative of the results of operations for the full year.

d)	Functional and presentation currency

These condensed consolidated interim financial statements are presented in Canadian dollars (“CDN$”), which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand.

e)	Use of estimates and judgments

The preparation of the accompanying financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include the valuation of goodwill and intangible assets, the measurement of identified assets and liabilities acquired in business combinations, income tax provisions, the self-insurance and other provisions and contingencies. These estimates and assumptions are based on management’s best estimates and judgments.

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2020 AND 2019 - (UNAUDITED)

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied and described in the Group’s 2019 annual consolidated financial statements.

3.	Significant accounting policies

The accounting policies described in the Group’s 2019 annual consolidated financial statements have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated in note 3. The accounting policies have been applied consistently by Group entities.

Government Grants

The Group recognizes a government grant when there is reasonable assurance it will comply with the conditions required to qualify for the grant, and that the grant will be received. The Group recognizes government grants as a reduction to the expense that the grant is intended to offset.

New standards and interpretations adopted during the period

The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2020 and have been applied in preparing these condensed consolidated interim financial statements:

Definition of a business (Amendments to IFRS 3): On October 22, 2018, the IASB issued amendments to IFRS 3 Business Combinations that seek to clarify whether a transaction results in an asset or a business acquisition. The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If a preparer chooses not to apply the concentration test, or the test fails, then the assessment focuses on the existence of a substantive process. The adoption of the amendments did not have a material impact on the Group’s condensed consolidated interim financial statements.

Amendments to Hedge Accounting Requirements - IBOR Reform and its Effects on Financial Reporting (Phase 1): On September 26, 2019, the IASB issued amendments for some of its requirements for hedge accounting in IFRS 9 Financial Instruments and IAS 39 Financial Instruments: Recognition and Measurement, as well as the related Standard on disclosures, IFRS 7 Financial Instruments: Disclosures in relation to Phase 1 of IBOR Reform and its Effects on Financial Reporting project. The amendments are effective from January 1, 2020. The amendments address issues affecting financial reporting in the period leading up to IBOR reform, are mandatory and apply to all hedging relationships directly affected by uncertainties related to IBOR reform. The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform in the following areas:

•	the ‘highly probable’ requirement,

•	prospective assessments,

•	retrospective assessments (for IAS 39), and

•	eligibility of risk components.

The adoption of the amendments did not have a material impact on the Group’s condensed consolidated interim financial statements. As at September 30, 2020, the Group has US$100 million interest rate swaps that hedge variable interest debt set using the 30-day Libor rate.

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2020 AND 2019 - (UNAUDITED)

New standards and interpretations not yet adopted

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The extent of the impact of adoption of the amendments has not yet been determined.

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

On May 14, 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37). The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. Early adoption is permitted. IAS 37 does not specify which costs are included as a cost of fulfilling a contract when determining whether a contract is onerous. The IASB’s amendments address this issue by clarifying that the “costs of fulfilling a contract” comprise both:

•	the incremental costs – e.g. direct labour and materials; and

•	an allocation of other direct costs – e.g. an allocation of the depreciation charge for an item of property and equipment used in fulfilling the contract.

The extent of the impact of adoption of the amendments has not yet been determined.

Interest Rate Benchmark Reform—Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

On August 27, 2020, the IASB finalized its response to the ongoing reform of inter-bank offered rates and other interest rate benchmarks by issuing a package of amendments to IFRS Standards. The amendments are effective for annual periods beginning on or after January 1, 2021. Earlier application is permitted.

The amendments complement those issued in 2019 as part of Phase 1 amendments and mainly relate to:

•

changes to contractual cash flows—a company will not have to derecognise the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;

•	hedge accounting—a company will not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and

•	disclosures—a company will be required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.

The extent of the impact of adoption of the amendments has not yet been determined.

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2020 AND 2019 - (UNAUDITED)

4.	Segment reporting

The Group operates within the transportation and logistics industry in the United States, Canada and Mexico in different reportable segments, as described below. The reportable segments are managed independently as they require different technology and capital resources. For each of the operating segments, the Group’s CEO reviews internal management reports. The following summary describes the operations in each of the Group’s reportable segments:

Package and Courier:	Pickup, transport and delivery of items across North America.

Less-Than-Truckload:	Pickup, consolidation, transport and delivery of smaller loads.

Truckload (a):

Full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. Includes expedited transportation, flatbed, tank, container and dedicated services.

Logistics (b):	Asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small package parcel delivery.

(a)    The Truckload reporting segment represents the aggregation of the Canadian Conventional Truckload, U.S. Conventional Truckload, and Specialized Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar with respect to the nature of services offered and the methods used to distribute their services, additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

(b)    Effective in the fourth quarter of fiscal 2019, the Group renamed the segment to Logistics from the previous reporting as Logistics and Last Mile. The composition of the segment remains unchanged.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment operating income or loss. This measure is included in the internal management reports that are reviewed by the Group’s CEO and refers to “Operating income (loss)” in the consolidated statements of income. Segment’s operating income or loss is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2020 AND 2019 - (UNAUDITED)

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended September 30, 2020
External revenue	161,950	175,427	539,363	278,295	—	—	1,155,035
External fuel surcharge	14,256	20,754	50,440	6,676	—	—	92,126
Inter-segment revenue and fuel surcharge	1,351	2,020	5,892	1,536	—	(10,799)	—

Total revenue	177,557	198,201	595,695	286,507	—	(10,799)	1,247,161

Operating income (loss)	28,527	34,993	74,569	29,910	(12,027)	—	155,972

Selected items:
Depreciation and amortization	8,429	16,409	62,960	10,553	601	—	98,952
Gain (loss) on sale of assets held for sale	—	(21)	2,615	—	—	—	2,594
Intangible assets	246,125	237,121	1,180,217	337,722	3,792	—	2,004,977
Total assets	489,630	745,851	2,741,179	536,737	406,736	—	4,920,133
Total liabilities	147,324	257,785	574,760	147,651	1,541,996	(169)	2,669,347
Additions to property and equipment	2,791	11,500	31,884	211	97	—	46,483

Three months ended September 30, 2019*
External revenue	153,619	203,006	553,306	255,889	—	—	1,165,820
External fuel surcharge	21,193	32,037	75,672	10,043	—	—	138,945
Inter-segment revenue and fuel surcharge	1,358	2,601	4,569	924	—	(9,452)	—

Total revenue	176,170	237,644	633,547	266,856	—	(9,452)	1,304,765

Operating income (loss)	28,232	25,791	75,762	13,796	(11,632)	—	131,949

Selected items:
Depreciation and amortization	8,457	17,830	60,638	12,130	682	—	99,737
Gain on sale of land and building	—	—	2	—	—	—	2
Gain (loss) on sale of assets held for sale	1,199	—	9,018	—	(160)	—	10,057
Intangible assets	247,083	247,417	1,131,670	346,473	3,438	—	1,976,081
Total assets	473,182	765,766	2,742,236	560,667	59,609	—	4,601,460
Total liabilities	131,485	300,192	531,742	160,058	1,991,085	—	3,114,562
Additions to property and equipment	6,944	4,003	89,315	487	8	—	100,757

(*)	Recasted for changes in presentation (see note 20)

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2020 AND 2019 - (UNAUDITED)

		Less-
	Package and	Than-
	Courier	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Nine months ended September 30, 2020
External revenue	438,854	509,993	1,534,753	809,375	—	—	3,292,975
External fuel surcharge	45,785	67,006	166,116	21,978	—	—	300,885
Inter-segment revenue and fuel surcharge	3,679	6,257	16,441	4,216	—	(30,593)	—

Total revenue	488,318	583,256	1,717,310	835,569	—	(30,593)	3,593,860

Operating income (loss)	66,633	86,093	207,097	78,550	(32,471)	—	405,902

Depreciation and amortization	25,342	51,101	187,729	32,590	1,253	—	298,015
Loss on sale of land and buildings	(2)	—	—	—	—	—	(2)
Gain (loss) on sale of assets held for sale	(2)	(66)	13,446	—	—	—	13,378
Bargain purchase gain	—	—	—	5,584	—	—	5,584
Intangible assets	246,125	237,121	1,180,217	337,722	3,792	—	2,004,977
Total assets	489,630	745,851	2,741,179	536,737	406,736	—	4,920,133
Total liabilities	147,324	257,785	574,760	147,651	1,541,996	(169)	2,669,347
Additions to property and equipment	20,150	21,441	68,849	853	270	—	111,563

Nine months ended September 30, 2019*
External revenue	456,838	625,218	1,641,869	723,228	—	—	3,447,153
External fuel surcharge	63,675	100,548	232,550	29,451	—	—	426,224
Inter-segment revenue and fuel surcharge	3,886	7,764	15,211	2,821	—	(29,682)	—

Total revenue	524,399	733,530	1,889,630	755,500	—	(29,682)	3,873,377

Operating income (loss)	79,163	83,701	193,747	57,618	(28,375)	—	385,854

Selected items:
Depreciation and amortization	24,364	52,461	177,845	34,380	1,625	—	290,675
Gain on sale of land and buildings	—	—	2	—	—	—	2
Gain (loss) on sale of assets held for sale	1,199	9,399	9,790	—	(160)	—	20,228
Bargain purchase gain	—	—	—	10,787	—	—	10,787
Intangible assets	247,083	247,417	1,131,670	346,473	3,438	—	1,976,081
Total assets	473,182	765,766	2,742,236	560,667	59,609	—	4,601,460
Total liabilities	131,485	300,192	531,742	160,058	1,991,085	—	3,114,562
Additions to property and equipment	13,126	19,829	196,608	1,524	715	—	231,802

(*)	Recasted for changes in presentation (see note 20)

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2020 AND 2019 - (UNAUDITED)

Geographical information

Revenue is attributed to geographical locations based on the origin of service’s location.

Total revenue	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Eliminations	Total
Three months ended September 30, 2020
Canada	177,557	174,458	247,210	79,701	(9,023)	669,903
United States	—	23,743	348,485	200,509	(1,776)	570,961
Mexico	—	—	—	6,297	—	6,297

Total	177,557	198,201	595,695	286,507	(10,799)	1,247,161

Three months ended September 30, 2019
Canada	176,170	199,288	271,453	71,627	(8,942)	709,596
United States	—	38,356	362,094	189,944	(510)	589,884
Mexico	—	—	—	5,285	—	5,285

Total	176,170	237,644	633,547	266,856	(9,452)	1,304,765

Nine months ended September 30, 2020
Canada	488,318	512,660	707,583	231,030	(26,033)	1,913,558
United States	—	70,596	1,009,727	588,461	(4,560)	1,664,224
Mexico	—	—	—	16,078	—	16,078

Total	488,318	583,256	1,717,310	835,569	(30,593)	3,593,860

Nine months ended September 30, 2019
Canada	524,399	611,715	801,878	211,379	(28,658)	2,120,713
United States	—	121,815	1,087,752	528,661	(1,024)	1,737,204
Mexico	—	—	—	15,460	—	15,460

Total	524,399	733,530	1,889,630	755,500	(29,682)	3,873,377

Segment assets are based on the geographical location of the assets.

	As at	As at
	September 30,	December 31,
	2020	2019
Property and equipment, right-of-use assets and intangible assets
Canada	2,290,109	2,308,400
United States	1,527,143	1,518,877
Mexico	19,543	23,349

	3,836,795	3,850,626

5.	Business combinations

a)	Business combinations

In line with the Group’s growth strategy, the Group acquired eight businesses during 2020, which were not considered to be material, including R.R. Donnelley & Sons Company. These transactions were concluded in order to add density in the Group’s current network and further expand value-added services.

On March 2, 2020, the Group completed the acquisition of the courier service business of R.R. Donnelley & Sons Company. The purchase price for this business acquisition totalled $14.7 million, which has been paid in cash. The estimated fair value of the identifiable net assets acquired, including the fair value of the customer relationships acquired, exceeded the purchase price, resulting in an estimated bargain purchase gain of $5.6 million in the logistics segment.

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2020 AND 2019 - (UNAUDITED)

If the Group acquired the eight businesses on January 1, 2020, as per management’s best estimates, the revenue and net income for these entities would have been $197.2 million and $5.6 million, respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2020.

During 2020, transaction costs of $0.3 million (2019 - $0.1 million) have been expensed in other operating expenses in the consolidated statements of income in relation to the above-mentioned business acquisitions.

As of the reporting date, the Group had not completed the purchase price allocation over the identifiable net assets and goodwill of the 2020 acquisitions. Information to confirm fair value of certain assets and liabilities is still to be obtained for these acquisitions. As the Group obtains more information, the allocation will be completed. The table below presents the purchase price allocation based on the best information available to the Group to date.

Identifiable assets acquired and liabilities assumed	Note	2020*
Cash and cash equivalents		2,749
Trade and other receivables		35,555
Inventoried supplies and prepaid expenses		1,936
Property and equipment	8	21,589
Right-of-use assets	9	48,537
Intangible assets	10	33,884
Trade and other payables		(8,939)
Income tax payable		1,615
Other non-current liabilities		(455)
Long-term debt		(7,055)
Lease liabilities	13	(48,889)
Deferred tax liabilities		(6,304)

Total identifiable net assets		74,223
Total consideration transferred		115,062

Goodwill	10	46,423
Bargain purchase gain		(5,584)

Cash		115,623
Contingent consideration		(561)

Total consideration transferred		115,062

(*)	Includes non-material adjustments to prior year’s acquisitions

The trade receivables comprise gross amounts due of $38.1 million, of which $2.5 million was expected to be uncollectible at the acquisition date.

Of the goodwill and intangible assets acquired through business combinations in 2020, $27.4 million is deductible for tax purposes.

b)	Goodwill

The goodwill is attributable mainly to the premium of an established business operation with a good reputation in the transportation industry, and the synergies expected to be achieved from integrating the acquired entity into the Group’s existing business.

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2020 AND 2019 - (UNAUDITED)

The goodwill arising in the above business combinations has been allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally.

Operating segment	Reportable segment	2020*
U.S. Truckload	Truckload	748
Specialized Truckload	Truckload	42,110
Logistics	Logistics	3,565

		46,423

(*)	Includes non-material adjustments to prior year’s acquisitions

c)	Adjustment to the provisional amounts of prior year’s business combinations

The 2019 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of Schilli and various other non-material acquisitions. These acquisitions were accounted for under the provisions of IFRS 3.

As required by IFRS 3, the provisional fair values have been reassessed in light of information obtained during the measurement period following the acquisition. Consequently, the fair value of certain assets acquired, liabilities assumed and contingent consideration of Schilli and the non-material acquisitions have been adjusted in 2020. No material adjustments were required to the provisional fair values for these prior period’s business combinations and have been included with the acquisition of 2020.

6.	Discontinued operations

In Q2 2019, the Group received an unfavorable ruling on an accident claim, resulting in a loss of $12.5 million ($16.6 million, net of tax of $4.1 million). The incident occurred in an operating division which was part of the discontinued rig moving segment. The rig moving segment was classified as discontinued on September 30, 2015.

The net cash outflows from discontinued operations was $14.5 million during the second quarter of 2019 ($18.6 million, net of tax of $4.1 million).

The basic loss per share for the three and nine-month periods ended September 30, 2019 from discontinued operations were nil and $0.15, respectively. The diluted loss per share for the three and nine-month periods ended September 30, 2019 from discontinued operations were nil and $0.15 respectively.

7.	Additional cash flow information

Net change in non-cash operating working capital

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2020	Sept. 30, 2019*	Sept. 30, 2020	Sept. 30, 2019*
Trade and other receivables	(44,158)	14,066	(1,174)	40,935
Inventoried supplies	391	644	3,526	1,843
Prepaid expenses	279	3,920	(2,807)	303
Trade and other payables	47,402	(15,078)	42,649	(31,659)

	3,914	3,552	42,194	11,422

(*)	Recasted for changes in presentation (see note 20)

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2020 AND 2019 - (UNAUDITED)

8.	Property and equipment

	Land and	Rolling
	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2019	400,909	1,645,986	162,735	2,209,630
Additions through business combinations	1,057	20,179	353	21,589
Other additions	19,188	81,207	11,168	111,563
Disposals	(301)	(112,772)	(4,696)	(117,769)
Reclassification to assets held for sale	(18,751)	(11,048)	—	(29,799)
Effect of movements in exchange rates	1,424	20,383	81	21,888

Balance at September 30, 2020	403,526	1,643,935	169,641	2,217,102

Depreciation
Balance at December 31, 2019	76,121	567,787	104,015	747,923
Depreciation for the period	8,325	152,583	10,628	171,536
Disposals	(227)	(83,335)	(4,301)	(87,863)
Reclassification to assets held for sale	(7,073)	(10,218)	—	(17,291)
Effect of movements in exchange rates	219	4,114	(160)	4,173

Balance at September 30, 2020	77,365	630,931	110,182	818,478

Net carrying amounts
At December 31, 2019	324,788	1,078,199	58,720	1,461,707

At September 30, 2020	326,161	1,013,004	59,459	1,398,624

As at September 30, 2020, $0.5 million is included in trade and other payables for the purchases of property and equipment (December 31, 2019 – $3.1 million).

9.	Right-of-use assets

	Land and	Rolling
	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2019	558,627	213,120	2,389	774,136
Other additions	13,714	27,825	1,358	42,897
Additions through business combinations	14,422	34,115	—	48,537
Derecognition*	(19,428)	(34,538)	(624)	(54,590)
Effect of movements in exchange rates	2,470	(286)	(20)	2,164

Balance at September 30, 2020	569,805	240,236	3,103	813,144

Depreciation
Balance at December 31, 2019	251,558	87,174	1,387	340,119
Depreciation	48,467	30,571	623	79,661
Derecognition*	(14,466)	(25,894)	(385)	(40,745)
Effect of movements in exchange rates	772	148	(5)	915

Balance at September 30, 2020	286,331	91,999	1,620	379,950

Net carrying amounts
At December 31, 2019	307,069	125,946	1,002	434,017

At September 30, 2020	283,474	148,237	1,483	433,194

(*)	Derecognized right-of-use assets include negotiated asset purchases and extinguishments resulting from accidents as well as fully amortized or end of term right-of-use assets.

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2020 AND 2019 - (UNAUDITED)

10.	Intangible assets

		Other intangible assets
				Non-
		Customer		compete	Information
	Goodwill	relationships	Trademarks	agreements	technology	Total
Cost
Balance at December 31, 2019	1,728,871	625,279	111,379	15,498	27,072	2,508,099
Additions through business combinations*	46,423	32,016	654	1,214	—	80,307
Other additions	—	—	—	—	1,765	1,765
Extinguishments	—	—	—	(1,107)	(122)	(1,229)
Effect of movements in exchange rates	14,499	5,206	1,560	165	114	21,544

Balance at September 30, 2020	1,789,793	662,501	113,593	15,770	28,829	2,610,486

Amortization and impairment losses
Balance at December 31, 2019	190,780	285,430	52,186	5,806	18,995	553,197
Amortization for the period	—	38,562	4,046	2,044	2,166	46,818
Extinguishments	—	—	—	(1,107)	(122)	(1,229)
Effect of movements in exchange rates	3,180	2,795	628	56	64	6,723

Balance at September 30, 2020	193,960	326,787	56,860	6,799	21,103	605,509

Net carrying amounts
At December 31, 2019	1,538,091	339,849	59,193	9,692	8,077	1,954,902

At September 30, 2020	1,595,833	335,714	56,733	8,971	7,726	2,004,977

(*)	Includes non-material adjustments to prior year’s acquisitions

11.	Other assets

	As at	As at
	September 30,	December 31,
	2020	2019
Restricted cash	—	4,298
Security deposits	3,870	4,109
Investments in equity securities	2,523	1,391
Other	2,070	1,443
Promissory note	—	24,814

	8,463	36,055

Presented as :
Current other assets	—	24,814
Non-current other assets	8,463	11,241

The restrictions on cash are no longer required as at September 30, 2020.

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2020 AND 2019 - (UNAUDITED)

12.	Long-term debt

	As at	As at
	September 30,	December 31,
	2020	2019
Non-current liabilities
Unsecured revolving facilities	131,461	590,259
Unsecured term loan	409,480	609,147
Unsecured debenture	199,065	198,900
Unsecured senior notes	200,940	194,820
Conditional sales contracts	95,325	97,914

	1,036,271	1,691,040

Current liabilities
Current portion of unsecured revolving facilities	—	11,970
Current portion of conditional sales contracts	42,784	41,677
Current portion of unsecured term loan	199,898	—

	242,682	53,647

The table below summarizes changes to the long-term debt:

		Nine months	Nine months
		ended	ended
	Note	Sept. 30, 2020	Sept. 30, 2019
Balance at beginning of period		1,744,687	1,584,423
Transfer to lease liabilities		—	(9,164)
Proceeds from long-term debt		25,805	329,042
Business combinations	5	7,055	11,505
Net repayment of long-term debt		(521,573)	(123,850)
Accretion of deferred financing fees		1,162	1,618
Effect of movements in exchange rates		7,126	(2,226)
Effect of movements in exchange rates - OCI		14,691	(10,953)

Balance at end of period		1,278,953	1,780,395

The Group’s revolving facilities have $1,084 million of availability at September 30, 2020 (December 31, 2019 - $605.1 million) and an additional $250 million credit available (C$245 million and US$5 million). The additional credit is available under certain conditions under the Group’s syndicated bank agreement.

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2020 AND 2019 - (UNAUDITED)

13.	Lease liabilities

	As at	As at
	September 30,	December 31,
	2020	2019
Current portion of lease liabilities	109,731	99,133
Long-term portion of lease liabilities	348,595	362,709

	458,326	461,842

The table below summarizes changes to the lease liabilities:

		Nine months	Nine months
		ended	ended
	Note	September 30, 2020	September 30, 2019
Balance at beginning of period		461,842	—
Business combinations	5	48,889	11,827
Additions		42,897	40,187
Derecognition*		(15,333)	(12,033)
Repayment		(81,392)	(73,360)
Effect of movements in exchange rates		1,423	(453)
Initial recognition on transition to IFRS 16 on January 1, 2019		—	483,458
Transfer of finance leases from long-term debt		—	9,164

Balance at end of period		458,326	458,790

(*)	Derecognized lease liabilities include negotiated asset purchases and extinguishments resulting from accidents as well as fully amortized or end of term right-of-use assets.

Extension options

Some real estate leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there are significant events or significant changes in circumstances within its control.

The lease liabilities include future lease payments of $55.5 million related to extension options that the Group is reasonably certain to exercise.

The Group has estimated that the potential future lease payments, should it exercise the remaining extension options, would result in an increase in lease liabilities of $481.2 million.

The Group does not have a significant exposure to termination options and penalties.

Contractual cash flows

The total contractual cash flow maturities of the Group’s lease liabilities are as follows:

As at September 30,
2020
Less than 1 year	124,306
Between 1 and 5 years	289,263
More than 5 years	100,198

513,767

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2020 AND 2019 - (UNAUDITED)

14.	Provisions

	Self insurance	Other	Total
As at September 30, 2020
Current provisions	16,367	3,852	20,219
Non-current provisions	38,300	1,749	40,049

	54,667	5,601	60,268

As at December 31, 2019
Current provisions	21,961	1,760	23,721
Non-current provisions	28,936	315	29,251

	50,897	2,075	52,972

15.	Share capital

The Company is authorized to issue an unlimited number of common shares and preferred shares, issuable in series. Both common and preferred shares are without par value. All issued shares are fully paid.

During the first quarter of fiscal 2020, the Company completed an initial public offering on the New York Stock Exchange. The Company issued a total of 6,900,000 common shares, that were issued at a price of US $33.35 per share, the equivalent of CAD $44.20 per share based on the Bank of Canada exchange rate at the time of the transaction, for gross proceeds to the Company of US $230,115,000 (approximately CAD $305.0 million). The Company incurred share issuance costs of approximately $17.5 million of which $16.7 million were capitalised to share capital and $0.8 million were recognized in the consolidated statement of income.

During the third quarter of fiscal 2020, the Company completed a common share offering in the United States and Canada. The Company issued a total of 5,060,000 common shares, that were issued at a price of US $43.25 per share, the equivalent of CAD $57.32 per share based on the Bank of Canada exchange rate at the time of the transaction, for gross proceeds to the Company of US $218,845,000 (approximately CAD $290.0 million). The Company incurred share issuance costs of approximately $14.7 million which were fully capitalised to share capital.

The following table summarizes the number of common shares issued:

(in number of shares)		Nine months	Nine months
		ended	ended
	Note	Sept. 30, 2020	Sept. 30, 2019
Balance, beginning of period		81,450,326	86,397,588
Repurchase and cancellation of own shares		(1,542,155)	(5,685,346)
Issuance of shares		11,960,000	—
Stock options exercised	17	1,494,304	1,191,361

Balance, end of period		93,362,475	81,903,603

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2020 AND 2019 - (UNAUDITED)

The following table summarizes the share capital issued and fully paid:

	Nine months	Nine months
	ended	ended
	Sept. 30, 2020	Sept. 30, 2019
Balance, beginning of period	680,233	704,510
Issuance of shares, net of expenses	563,080	—
Repurchase and cancellation of own shares	(16,681)	(46,633)
Cash consideration of stock options exercised	27,955	15,471
Ascribed value credited to share capital on stock options exercised	6,046	4,521
Issuance of shares on settlement of RSUs	13	44

Balance, end of period	1,260,646	677,913

Pursuant to the normal course issuer bid (“NCIB”) which began on October 2, 2019 and expired on October 1, 2020, the Company was authorized to repurchase for cancellation up to a maximum of 7,000,000 of its common shares under certain conditions. As at September 30, 2020, and since the inception of this NCIB, the Company has repurchased and cancelled 2,221,255 common shares. The NCIB was renewed for a twelve-month period beginning on October 14, 2020 and ending on October 13, 2021. Under this renewal, the Company may purchase for cancellation a maximum of 7,000,000 common shares under certain conditions.

During the nine months ended September 30, 2020, the Company repurchased 1,542,155 common shares at a weighted average price of $34.13 per share for a total purchase price of $52.6 million relating to the NCIB. During the nine months ended September 30, 2019, the Company repurchased 5,685,346 common shares at a weighted average price of $39.67 per share for a total purchase price of $225.6 million relating to a previous NCIB. The excess of the purchase price paid over the carrying value of the shares repurchased in the amount of $36.0 million (2019 – $178.9 million) was charged to retained earnings as share repurchase premium.

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2020 AND 2019 - (UNAUDITED)

16.	Earnings per share

Basic earnings per share

The basic earnings per share and the weighted average number of common shares outstanding have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2020	Sept. 30, 2019	Sept. 30, 2020	Sept. 30, 2019
Net income attributable to owners of the Company	110,661	82,641	256,076	235,455

Net income from continuing operations	110,661	82,641	256,076	247,933

Issued common shares, beginning of period	87,880,617	83,419,011	81,450,326	86,397,588
Effect of stock options exercised	323,504	80,470	642,796	689,586
Effect of repurchase of own shares	—	(792,266)	(1,091,562)	(3,074,653)
Effect of share issuance	2,750,000	—	6,691,667	—

Weighted average number of common shares	90,954,121	82,707,215	87,693,226	84,012,521

Earnings per share – basic	1.22	1.00	2.92	2.80

Earnings per share from continuing operations – basic	1.22	1.00	2.92	2.95

Diluted earnings per share

The diluted earnings per share and the weighted average number of common shares outstanding after adjustment for the effects of all dilutive common shares have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2020	Sept. 30, 2019	Sept. 30, 2020	Sept. 30, 2019
Net income attributable to owners of the Company	110,661	82,641	256,076	235,455

Net income from continuing operations	110,661	82,641	256,076	247,933

Weighted average number of common shares	90,954,121	82,707,215	87,693,226	84,012,521
Dilutive effect:
Stock options and restricted share units	1,696,763	1,679,720	1,614,199	2,013,624

Weighted average number of diluted common shares	92,650,884	84,386,935	89,307,425	86,026,145

Earnings per share - diluted	1.19	0.98	2.87	2.74

Earnings per share from continuing operations - diluted	1.19	0.98	2.87	2.88

For the three and nine month periods ended September 30, 2020, 99,485 stock options were excluded from the calculation of diluted earnings per share (2019 – 900,748 and 906,519 stock options for the three and nine month periods, respectively) as these were deemed to be anti-dilutive

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the period during which the options were outstanding.

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2020 AND 2019 - (UNAUDITED)

17.    Share-based payment arrangements

Stock option plan (equity-settled)

The Company offers a stock option plan for the benefit of certain of its employees. The maximum number of shares that can be issued upon the exercise of options granted under the current 2012 stock option plan is 5,979,201. Each stock option entitles its holder to receive one common share upon exercise. The exercise price payable for each option is determined by the Board of Directors at the date of grant, and may not be less than the volume weighted average trading price of the Company’s shares for the last five trading days immediately preceding the grant date. The options vest in equal installments over three years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods. The table below summarizes the changes in the outstanding stock options:

(in thousands of options and in dollars)	Three months		Three months		Nine months		Nine months
	ended		ended		ended		ended
	Sept. 30, 2020		Sept. 30, 2019		Sept. 30, 2020		Sept. 30, 2019
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise	of	exercise
	options	price	options	price	options	price	options	price
Balance, beginning of period	3,346	30.07	4,860	26.53	4,422	26.82	5,031	21.01
Granted	99	54.06	—	—	99	54.06	909	40.36
Exercised	(422)	23.98	(123)	19.03	(1,495)	18.71	(1,191)	12.99
Forfeited	(3)	37.37	(24)	37.84	(6)	38.86	(36)	34.96

Balance, end of period	3,020	31.70	4,713	26.66	3,020	31.70	4,713	26.66

Options exercisable, end of period					2,149	28.50	3,310	22.29

The following table summarizes information about stock options outstanding and exercisable at September 30, 2020:

(in thousands of options and in dollars)	Options outstanding		Options exercisable
		Weighted
		average
	Number	remaining	Number
	of	contractual life	of
Exercise prices	options	(in years)	options
24.93	522	1.8	522
24.64	606	2.8	606
25.14	241	0.8	241
29.92	481	4.4	286
35.02	236	3.4	236
40.36	835	5.4	258
54.06	99	6.8	—

	3,020	3.4	2,149

Of the options outstanding at September 30, 2020, a total of 2,509,715 (December 31, 2019 – 3,463,098) are held by key management personnel.

The weighted average share price at the date of exercise for stock options exercised in the nine months ended September 30, 2020 was $43.55 (2019 – $42.04).

For the three and nine months ended September 30, 2020, the Group recognized a compensation expense of $0.6 million and $1.7 million respectively (2019 – $1.1 million and $3.4 million) with a corresponding increase to contributed surplus.

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2020 AND 2019 - (UNAUDITED)

On July 27, 2020, the Board of Directors approved the grant of 99,485 stock options under the Company’s stock option plan of which 99,485 were granted to key management personnel. The options vest in equal installments over three years and have a life of seven years. The fair value of the stock options granted was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

July 27, 2020
Exercise price	54.06
Average expected option life	4.5 years
Risk-free interest rate	0.71%
Expected stock price volatility	26.29%
Average dividend yield	2.62%
Weighted average fair value per option of options granted	9.00

Deferred share unit plan for board members (cash-settled)

The Company offers a deferred share unit (“DSU”) plan for its board members. Under this plan, board members may elect to receive cash, DSUs or a combination of both for their compensation. The following table provides the number of DSUs related to this plan:

(in units)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2020	Sept. 30, 2019	Sept. 30, 2020	Sept. 30, 2019
Balance, beginning of period	370,479	326,998	348,031	306,042
Board members compensation	6,067	8,637	23,639	25,824
Dividends paid in units	1,852	2,006	6,728	5,774

Balance, end of period	378,398	337,641	378,398	337,641

For the three and nine months ended September 30, 2020, the Group recognized, as a result of DSUs, a compensation expense of $0.4 million and $1.1 million respectively (2019 - $0.4 million and $1.2 million) with a corresponding increase to trade and other payables. In addition, in personnel expenses, the Group recognized a mark-to-market loss on DSUs of $3.6 million and $4.5 million for the three and nine months ended September 30, 2020 (2019 – gain of $0.1 million and loss of $1.4 million).

As at September 30, 2020, the total carrying amount of liabilities for cash-settled arrangements recorded in trade and other payables amounted to $20.9 million (December 31, 2019 - $13.3 million).

Performance contingent restricted share unit and performance share unit plans (equity-settled)

The Company offers an equity incentive plan for the benefit of senior employees of the Group. In February 2020, upon the recommendation of the Human Resources and Compensation Committee, the Board approved the following changes to the long-term incentive plan (“LTIP”) policy for designated eligible participants in 2020 and future years. Each participant’s annual LTIP allocation will be split in two equally weighted awards of performance share units (“PSUs”) and of restricted share units (‘’RSUs’’). The PSUs are subject to both performance and time cliff vesting conditions on the third anniversary of the award whereas the RSUs will only be subject to a time cliff vesting condition on the third anniversary of the award. The performance conditions attached to the PSUs will be equally weighted between absolute earnings before interest and income tax objective and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there are two equally weighted comparisons: the first portion is compared against the TSR of a group of transportation industry peers and the second portion is compared against the S&P/TSX60 index.

Restricted share units

On February 7, 2020, the Company granted a total of 145,218 RSUs under the Company’s equity incentive plan of which 95,358 were granted to key management personnel, at that date. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $43.12 per unit.

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2020 AND 2019 - (UNAUDITED)

The table below summarizes changes to the outstanding RSUs:

(in thousands of RSUs and in dollars)	Three months		Three months		Nine months		Nine months
	ended		ended		ended		ended
	Sept. 30, 2020		Sept. 30, 2019		Sept. 30, 2020		Sept. 30, 2019
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	grant date	of	grant date	of	grant date	of	grant date
	RSUs	fair value	RSUs	fair value	RSUs	fair value	RSUs	fair value
Balance, beginning of period	388	38.95	300	36.23	239	36.44	147	31.84
Granted	—	—	—	—	145	43.12	153	40.36
Reinvested	3	38.96	2	36.23	7	38.60	5	35.36
Settled	(1)	35.33	(2)	34.59	(1)	35.33	(3)	32.42
Forfeited	(1)	41.00	(3)	38.22	(1)	41.00	(5)	35.37

Balance, end of period	389	38.96	297	36.22	389	38.96	297	36.22

The following table summarizes information about RSUs outstanding and exercisable as at September 30, 2020:

(in thousands of RSUs and in dollars)	RSUs outstanding
		Remaining
	Number of	contractual life
Exercise prices	RSUs	(in years)
29.92	91	0.2
40.36	151	1.2
43.12	147	2.4

	389	1.4

For the three and nine months ended September 30, 2020, the Group recognized, as a result of RSUs, a compensation expense of $1.4 million and $3.8 million, respectively (2019 - $0.9 million and $2.9 million) with a corresponding increase to contributed surplus.

Of the RSUs outstanding at September 30, 2020, a total of 254,747 (December 31, 2019 – 155,974) are held by key management personnel.

Performance share units

On February 7, 2020, the Company granted a total of 145,218 PSUs under the Company’s equity incentive plan of which 95,358 were granted to key management personnel, at that date. The fair value of the PSUs is determined based on the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The grant-date fair value reflects the impact of satisfying the market conditions. The fair value of the PSUs granted was $43.12 per unit.

The table below summarizes changes to the outstanding PSUs:

(in thousands of PSUs and in dollars)	Three months		Nine months
	ended		ended
	Sept. 30, 2020		Sept. 30, 2020
		Weighted		Weighted
	Number	average	Number	average
	of	grant date	of	grant date
	PSUs	fair value	PSUs	fair value
Balance, beginning of period	146	43.12	—	—
Granted	—	—	145	43.12
Reinvested	1	43.12	2	43.12

Balance, end of period	147	43.12	147	43.12

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2020 AND 2019 - (UNAUDITED)

The following table summarizes information about PSUs outstanding and exercisable as at September 30, 2020:

(in thousands of PSUs and in dollars)	PSUs outstanding
		Remaining
	Number of	contractual life
Exercise prices	PSUs	(in years)
43.12	147	2.4

	147	2.4

For the three and nine months ended September 30, 2020, the Group recognized, as a result of PSUs, a compensation expense of $0.6 million and $1.6 million with a corresponding increase to contributed surplus.

Of the PSUs outstanding at September 30, 2020, a total of 97,334 are held by key management personnel.

18.    Materials and services expenses

The Group’s materials and services expenses are primarily costs related to independent contractors and vehicle operation expenses. Vehicle operation expenses consists primarily of fuel costs, repairs and maintenance, insurance, permits and operating supplies.

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2020	Sept. 30, 2019	Sept. 30, 2020	Sept. 30, 2019
Materials and services expenses
Independent contractors	492,244	511,104	1,413,101	1,498,361
Vehicle operation expenses	168,532	200,869	498,650	615,503

	660,776	711,973	1,911,751	2,113,864

19.    Personnel expenses

The Canada Emergency Wage Subsidy (“CEWS”) was established to enable Canadian employers to re-hire workers previously laid off, help prevent further job losses, and to better position themselves to resume normal operations following the COVID-19 pandemic declaration and crisis.

The program has been separated into nine claim periods spanning a 36-week period from March 15, 2020 to November 21, 2020. The CEWS for periods prior to July 5, 2020 provides a subsidy of 75% of employee wages to a maximum of $847 per employee per week for eligible Canadian employers. The subsidy available for the periods between July 5, 2020 and November 21, 2020 is determined by the level of decline in revenues and is capped at specific rates per period.

To be eligible to receive the wage subsidy, a Canadian employer needs to have sustained a 30% decrease in revenues (15% for the first claim period) as compared to the same period in the previous year or to the average monthly sales recognized in January and February 2020 for the periods prior to July 5, 2020. For the following periods, any decline in qualifying revenues entitles an employer to the subsidy for an amount in proportion to the decline in the qualifying revenues capped at a specific rate per period.

During the three and nine months ended September 30, 2020, certain legal entities within the Company qualified for the CEWS resulting in a $22.4 million and $62.9 million subsidy, respectively, that is recorded and offset against personnel expenses in the consolidated statement of income.

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2020 AND 2019 - (UNAUDITED)

20.	Finance income and finance costs

Recognized in income or loss:

Costs (income)	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2020	Sept. 30, 2019*	Sept. 30, 2020	Sept. 30, 2019*
Interest expense on long-term debt and accretion of deferred financing fees	9,921	14,662	37,395	43,314
Interest expense on lease liabilities	4,183	4,590	12,679	13,991
Interest income and accretion on promissory note	(184)	(728)	(1,041)	(2,183)
Net change in fair value and accretion expense of contingent considerations	4	54	113	191
Net foreign exchange (gain) loss	(443)	545	(2,088)	790
Net change in fair value of interest rate derivatives	(336)	—	—	—
Other financial expenses	2,246	2,097	5,104	5,720

Net finance costs	15,391	21,220	52,162	61,823

Presented as:
Finance income	(963)	(728)	(3,129)	(2,183)
Finance costs	16,354	21,948	55,291	64,006

(*)

Effective January 1, 2020, the Group presents mark-to-market (gain) loss on DSUs in personnel expenses. Therefore, $0.1 million and $1.5 million loss on mark-to-market on DSUs for the three and nine months ended September 30, 2019 have been recast to adhere to the newly adopted presentation.

21.	Income tax expense

Income tax recognized in income or loss:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Sept. 30, 2020	Sept. 30, 2019	Sept. 30, 2020	Sept. 30, 2019
Current tax expense
Current period	37,259	20,777	110,284	68,362
Adjustment for prior years	47	(1,522)	432	(1,522)

	37,306	19,255	110,716	66,840

Deferred tax expense (recovery)
Origination and reversal of temporary differences	(5,636)	6,165	(11,510)	8,400
Variation in tax rate	(354)	(11)	(476)	(1,364)
Adjustment for prior years	(1,396)	2,679	(1,066)	2,222

	(7,386)	8,833	(13,052)	9,258

Income tax expense	29,920	28,088	97,664	76,098

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2020 AND 2019 - (UNAUDITED)

Reconciliation of effective tax rate:

	Three months		Three months		Nine months		Nine months
	ended		ended		ended		ended
	Sept. 30, 2020		Sept. 30, 2019		Sept. 30, 2020		Sept. 30, 2019
Income before income tax		140,581		110,729	353,740		324,031

Income tax using the Company’s statutory tax rate	26.5%	37,254	26.7%	29,565	26.5%	93,741	26.7%	86,517

Increase (decrease) resulting from:
Rate differential between jurisdictions	0.0%	(14)	(3.4%)	(3,724)	(1.9%)	(6,667)	(3.3%)	(10,545)
Variation in tax rate	(0.3%)	(354)	0.0%	(11)	(0.1%)	(476)	(0.4%)	(1,364)
Non deductible expenses	0.9%	1,322	1.1%	1,192	2.9%	10,166	0.8%	2,512
Tax exempt income	(2.9%)	(4,143)	(0.1%)	(136)	(2.0%)	(6,988)	(1.4%)	(4,408)
Adjustment for prior years	(1.0%)	(1,349)	1.0%	1,157	(0.2%)	(634)	0.2%	700
Multi-jurisdiction tax	0.3%	369	0.0%	45	0.3%	977	0.8%	2,686
Treasury Regulations, interpretive guidance clarifying the U.S. Tax Reform Bill	(2.3%)	(3,165)	0.0%	—	2.1%	7,545	0.0%	—

	21.2%	29,920	25.3%	28,088	27.6%	97,664	23.4%	76,098

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (“U.S. Tax Reform”). The U.S. Tax Reform reduces the U.S. federal corporate income tax rate from 35% to 21%, effective as of January 1, 2018. The U.S. Tax Reform also allows for immediate capital expensing of new investments in certain qualified depreciable assets made after September 27, 2017, which will be phased down starting in year 2023.

The U.S. Tax Reform introduces important changes to U.S. corporate income tax laws that may significantly affect the Group in future years including the creation of a new Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from U.S. corporations to foreign related parties to additional taxes, and limitations to the deduction for net interest expense incurred by U.S. corporations. Future regulations and interpretations to be issued by U.S. authorities may also impact the Group’s estimates and assumptions used in calculating its income tax provisions. On April 7, 2020, the U.S. Treasury Department issued Treasury Regulations, interpretive guidance clarifying the U.S. Tax Reform Bill. As anticipated, a tax benefit relating to 2019 and Q1 2020 was disallowed, resulting in a one-time tax expense of $10.1 million in the second quarter of 2020. On July 23, 2020, the U.S. Treasury Department issued final regulations on changes made to the U.S. Tax Reform Bill. It introduces a High-Tax Exception under the Global Intangible Low-taxed Income (GILTI) provisions. A tax benefit relating to 2018 and 2019 was recorded, resulting in a one-time tax recovery of $2.6 million in 2020.

22.	Financial instruments

Derivative financial instruments designated as effective cash flow hedge instruments’ fair values were as follows:

	As at	As at
	September 30, 2020	December 31, 2019
Current assets
Interest rate derivatives	—	39

Current liabilities
Interest rate derivatives	2,327	843

Non-current liabilities
Interest rate derivatives	2,327	888

During the first nine months of 2020, two hedging relationships ended due to the repayment of the hedged items. As at September 30, 2020, the remaining fair value of the interest rate derivative was designated as a cash flow hedge instrument. At September 30, 2020, the Group has US$100 million interest rate swaps that hedge variable interest debt set using the 30-day Libor rate (December 31 2019 – US$325 million).

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED SEPTEMBER 30, 2020 AND 2019 - (UNAUDITED)

a)	Interest rate risk

The Company’s intention is to minimize its exposure to changes in interest rates by maintaining a significant portion of fixed-rate interest-bearing long-term debt. This is achieved by entering into interest rate swaps.

The Group’s interest rate derivatives are as follows:

	As at September 30, 2020					As at December 31, 2019
		Notional		Notional			Notional		Notional
	Average	Contract	Average	Contract	Fair	Average	Contract	Average	Contract	Fair
	B.A.	Amount	Libor	Amount	value	B.A.	Amount	Libor	Amount	value
	rate	CDN$	rate	US$	CDN$	rate	CDN$	rate	US$	CDN$
Coverage period:
Less than 1 year	—	—	1.92%	100,000	(2,327)	0.99%	75,000	1.90%	293,750	(804)
1 to 2 years	—	—	1.92%	100,000	(2,327)	—	—	1.92%	100,000	(444)
2 to 3 years	—	—	—	—	—	—	—	1.92%	100,000	(444)

Liability					(4,654)					(1,692)

Presented as:
Current assets					—					39
Current liabilities					(2,327)					(843)
Non-current liabilities					(2,327)					(888)

23.     Contingencies, letters of credit and other commitments

a)	Contingencies

There are pending operational and personnel related claims against the Group. In the opinion of management, these claims are adequately provided for in long-term provisions on the consolidated statements of financial position and settlement should not have a significant impact on the Group’s financial position or results of operations.

b)	Letters of credit

As at September 30, 2020, the Group had $38.6 million of outstanding letters of credit (December 31, 2019 - $41.7 million).

c)	Other commitments

As at September 30, 2020, the Group had $69.9 million of purchase commitments (December 31, 2019 – $35.2 million) and $26.2 million of purchase orders for leases that the Group intends to enter into and that are expected to materialize within a year (December 31, 2019 – $12.0 million).

In addition, the Group has agreed to acquire DLS Worldwide for US$225 million, which is expected to close during the fourth quarter, and terminated the previously announced agreement to acquire APPS Transport.